

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Humphrey P. Polanen
Chief Executive Officer
Deep Medicine Acquisition Corp.
595 Madison Avenue, 12th Floor
New York, NY 10017

> **Re: Deep Medicine Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed on December 8, 2023**
> **File No. 333-273548**

Dear Humphrey P. Polanen:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 1, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

Proposal No. 4: The Governance Proposals, page 141

1.   We note your disclosure that "each share of Class B Common Stock shall entitle the holder thereof to ten votes on all matters submitted to a vote of the stockholders of the company," which appears inconsistent with your disclosures elsewhere that each share of Class B Common Stock is entitled to 25 votes per share. Please revise the filing to address this apparent inconsistency.

Exhibit 5.1 - Opinion of Ellenoff Grossman & Schole LLP, page II-5

2.   We note the statement that the opinion relates to the issuance of shares of Class A common stock of Deep Medicine Acquisition Corp. Please have counsel provide a revised opinion that states the correct file number for the registration statement.

Exhibit 8.1 - Form of Tax Opinion of Ellenoff Grossman & Schole LLP, page II-5

3.   Please file a final tax opinion. Currently, Exhibit 8.1 is merely a "form" of opinion, is undated and has blanks.

Exhibit 99.5 - Consent of Stanton Park Advisors, LLC, page II-5

4.   Please have Stanton Park Advisors, LLC refile its consent that references the correct date of its opinion and the correct date of the registration statement. In this regard, refer to your disclosures that the fairness opinion is dated March 31, 2023. Please file a revised consent.

Exhibit Index, page II-5

5.   Please revise your exhibit index to include the loan agreement with JAK Opportunities VI, LLC.

     Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Lijia Sanchez